1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2014
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 27, 2014	By /s/ Xu Bo Name: Xu Bo Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT
PROPOSED CONSTRUCTION OF
QINGZHEN ALUMINA PROJECT AND ESTABLISHMENT OF
GUIZHOU HUAJIN ALUMINUM CO., LTD.

On 27 June 2014, the Company and Jinjiang Group entered into a joint venture agreement to establish Huajin Aluminum, pursuant to which the Company and Jinjiang Group will contribute RMB600 million and RMB400 million, respectively. Huajin Aluminum will be for the construction and operation of Qingzhen Alumina Project.

As the highest applicable percentage ratio in respect of the joint venture agreement is lower than 5%, the establishment of Huajin Aluminum is exempt from the reporting, announcement and shareholders' approval requirement under Chapter 14 of the Hong Kong Listing Rules.

I.	BACKGROUND

Reference is made to the circular of Aluminum Corporation of China Limited* (the "Company", together with its subsidiaries, the "Group") dated 7 June 2013, in relation to the disposal of alumina assets of Guizhou Branch of the Company. The alumina production line of Guizhou Branch of the Company is located at Baiyun District, Guiyang City. Pursuant to the current urban planning plan of Baiyun District, Guiyang City, Baiyun District has been changed from an industrial district to a commercial district. Considering the extra cost that Guizhou Branch is to incur to comply with the applicable environmental protection requirements of the government of Guiyang City, the Company is of the opinion that it is more economically efficient to relocate and re-build a new alumina production line of Guizhou Branch in another location.

II.	ESTABLISHMENT OF GUIZHOU HUAJIN ALUMINUM CO., LTD.

Qingzhen City, Guizhou enjoys abundant bauxite resources, better traffic conditions and comprehensive infrastructure which are the fundamental conditions for alumina development. The Company proposes to construct Qingzhen Alumina Project ("Qingzhen Alumina Project") in that region so as to relocate the alumina capacity of Guizhou Branch.

In order to construct and operate Qingzhen Alumina Project, on 27 June 2014, the Company and Hangzhou Jinjiang Group Co., Ltd. ("Jinjiang Group") entered into a joint venture agreement ("Joint Venture Agreement"). Pursuant to the Joint Venture Agreement, the Company and Jinjiang Group will jointly establish Guizhou Huajin Aluminum Co., Ltd. ("Huajin Aluminum", the name of the company is subject to the final approval of the company registration authority) with a registered capital of temporarily amounting to RMB1 billion, among which the Company and Jinjiang Group will contribute RMB600 million and RMB400 million, respectively. Upon the establishment of Huajin Aluminum, the Company and Jinjiang Group will hold 60% and 40% equity interest respectively in Huajin Aluminum. The financial statements of Huajin Aluminum will be consolidated into those of the Group.

III.	IMPLICATIONS OF THE HONG KONG LISTING RULES

To the best of the knowledge, information and belief of the directors of the Company (the "Directors") and having made all reasonable enquiries, Jinjiang Group and its ultimate beneficial owner are all third parties independent of the Company and its connected persons (as defined under Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, "Hong Kong Listing Rules").

As the highest applicable percentage ratio in respect of the joint venture agreement will be lower than 5%, the establishment of Huajin Aluminum is exempt from the reporting, announcement and shareholders' approval requirement under Chapter 14 of the Hong Kong Listing Rules.

IV.	REASONS OF AND BENEFITS FOR THE TRANSACTION

The construction of Qingzhen Alumina Project involves an investment of approximately RMB3.8 billion, among which RMB1 billion will be financed by Huajin Aluminum by internal funds while the remaining investment will be made by Huajin Aluminum through the application of bank loans.

The total cost of the output of Qingzhen Alumina Project is among the top 25% in the domestic industry, which is comparatively competitive. The investment and construction of the project is in line with the Company's development strategy, which is to "insist on the development of expanding the businesses into the upstream of the industry chain and the higher end of the value chain, actively develop quality bauxite resources and coal resources, develop the core business of alumina, adjust and optimize electrolytic aluminum business, endeavor to improve the comprehensive competitiveness of the Company through market-oriented reforms and business transformation and transformation of scientific results". The establishment of Huajin Aluminum to construct and operate Qingzhen Alumina Project enables both parties to fully exploit the flexible business mechanisms of private enterprises and achieve a win-win scenario.

V.	CHINALCO'S UNDERTAKING OF NON-COMPETITION

Aluminum Corporation of China* ("Chinalco") has undertaken to the Company that it will gradually close down the production of the alumina assets it holds in the next three years according to its internal plan commencing from the date of the acquisition of the alumina assets of Guizhou Branch, i.e. 30 June 2013.

By order of the Board of Directors
Aluminum Corporation of China Limited*
Xu Bo
Company Secretary

Beijing, the PRC
27 June 2014

As at the date of this announcement, the members of the board of directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Xiangmin and Mr. Jiang Yinggang (Executive Directors); Mr. Sun Zhaoxue and Mr. Wang Jun (Non-executive Directors); Mr. Wu Jianchang, Mr. Ma Si-hang, Frederick and Mr. Wu Zhenfang (Independent Non-executive Directors).

* For identification purpose only

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Xu Bo, Company Secretary